April 5, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 13, 2018
           File No. 333-225254

Dear Ms. Chin:

       We have reviewed your amended correspondence filed February 19, 2019 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Form S-1

General

1. You state that the company raised over $10 million from 470 pre-subscribers with the expectation that their money "would either be paid back or turned into shares." You also state that following distribution of the 2017 offering statement 120 pre-subscribers requested funds back or could not be reached. Of the 120, 76 requested refunds but 31 have not received refunds after requesting them. Please disclose the amount owed to these pre-subscribers and the reasons these individuals have not received requested refunds.
2. We note your response to prior comment 1 and we reissue in part. Please address how
       Gofba determined that each pre-subscriber had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks
 Anna Chin
Gofba, Inc.
April 5, 2019
Page 2
      of the prospective investment. Outline the information provided to these individuals before Gofba accepted their funds.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551- 3735
with any other questions.



                                                           Sincerely,

FirstName LastNameAnna Chin                                Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameGofba, Inc.
                                                           and Services
April 5, 2019 Page 2
cc:       Craig Butler
FirstName LastName